QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 4)

MEEMIC Holdings, Inc. (Name of Issuer)
MEEMIC Holdings, Inc. ProAssurance Corporation Professionals Group, Inc. ProNational Insurance Company, Inc. Meemic Merger Corp. Dr. A. Derrill Crowe (Names of Person(s) Filing Statement)
Common Stock, No Par Value (Title of Class of Securities)
585135106 (CUSIP Number of Class of Securities)

Victor T. Adamo
President
ProAssurance Corporation
100 Brookwood Place, Suite 500
Birmingham, Alabama 35209-6811
(205) 877-4400
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

with copies to:

Mark A. Metz, Esq. Dykema Gossett PLLC 400 Renaissance Center Detroit, MI 48243 (313) 568-5434	Jack Stephenson, Esq. Burr & Forman LLP 420 North 20th Street, Suite 3100 Birmingham, AL 35203 (205) 458-5201

        This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐
Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$33,412,022	$3,073.91

*
Estimated for the purposes of calculating the amount of the filing fee only. The transaction valuation was determined by multiplying 1,073,518 shares of common stock, no par value, of MEEMIC Holdings, Inc. by $29.00 per share and multiplying 120,000 shares of common stock for each Company Option outstanding by $19.00 which represents the difference between the $29.00 and the exercise price of $10.00 for the options. Such number of shares represents the 6,683,563 shares outstanding as of July 30, 2002, less the 5,610,045 shares of common stock of MEEMIC Holdings, Inc. beneficially owned by ProNational Insurance Company on that date, which shares are not subject to the going-private transaction.

**
The amount of the filing fee equals .0092 percent of the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$3,073.91
Form or Registration No.:	PREM 14A
Filing Party:	MEEMIC Holdings, Inc.
CIK Code:	0001072815
File Number:	001-14673
Date Filed:	July 30, 2002

SECTION 13E—3 TRANSACTION STATEMENT
AMENDMENT NO. 4

INTRODUCTION

        This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed jointly by MEEMIC Holdings, Inc., a Michigan corporation ("MEEMIC Holdings"), ProNational Insurance Company, a Michigan insurance company, MEEMIC Holdings' controlling shareholder and a wholly owned subsidiary of Professionals Group ("ProNational"), Meemic Merger Corp., a Michigan corporation and a wholly owned subsidiary of ProNational ("Merger Sub"), Professionals Group, Inc., a Michigan corporation and a wholly owned subsidiary of ProAssurance ("Professionals Group"), ProAssurance Corporation, a Delaware corporation ("ProAssurance"), and Dr. A. Derrill Crowe ("Dr. Crowe"), in connection with the Agreement and Plan of Merger, dated as of July 9, 2002 (as amended as of September 18, 2002, the "Merger Agreement"), by and among MEEMIC Holdings, ProNational and Merger Sub.

        The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, including, without limitation, approval of the Merger Agreement by the independent shareholders of MEEMIC Holdings, (a) MEEMIC Holdings will make a tender offer for any and all of its outstanding shares, other than those owned by ProNational, at a price of $29.00 per share net in cash (the "Tender Offer"), and (b) following the completion of the Tender Offer, Merger Sub will merge with and into MEEMIC Holdings (the "Merger"), with MEEMIC Holdings continuing as the surviving corporation, MEEMIC Holdings will become a direct wholly owned subsidiary of ProNational, each outstanding share of common stock, no par value (the "Common Stock"), of MEEMIC Holdings other than shares owned by ProNational will be canceled and shares held by shareholders other than ProNational will be converted into the right to receive $29.00 in cash.

        Concurrently with the filing of this Amendment to the Schedule 13E-3, (i) MEEMIC Holdings is filing with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") an Amendment No. 1 to its tender offer statement on Schedule TO ("Schedule TO"), dated December 23, 2003, relating to the Tender Offer which is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2002 (the "Offer to Purchase"), as amended by the Supplement thereto dated January 9, 2003 (the "Supplement") and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are attached as exhibits to the Schedule TO, as amended, and (ii) ProAssurance, Professionals Group, ProNational, Meemic Sub and Dr. Crowe (each a "Co-Bidder" and collectively, the "Co-Bidders"), who, by virtue of their relationship with MEEMIC Holdings, are considered by the Securities and Exchange Commission to be co-bidders in the Offer, are filing with the Commission a Tender Offer Statement on Schedule TO relating to the Tender Offer. There are currently 6,672,343 shares of Common Stock of MEEMIC Holdings issued and outstanding, including the 5,610,045 issued and outstanding shares owned by ProNational. ProNational's shares will not be tendered pursuant to the Tender Offer.

        In this Schedule 13E-3, all information concerning MEEMIC Holdings has been supplied by MEEMIC Holdings, and all information concerning ProNational, ProAssurance, Professionals Group, Merger Sub and Dr. Crowe has been provided by each of the respective parties. For purposes of this Schedule 13E-3, ProAssurance, Professionals Group, ProNational, Merger Sub and Dr. Crowe are considered affiliates of MEEMIC Holdings. On July 9, 2001, ProAssurance, Professionals Group and ProNational filed a Schedule 13D in connection with their acquisition of control of MEEMIC Holdings as a result of the consolidation of Medical Assurance, Inc. and Professionals Group under ProAssurance. On April 17, 2002, ProAssurance, Professionals Group and ProNational filed an amendment to their statement on Schedule 13D principally to disclose the present intention of ProAssurance, Professionals Group and ProNational with respect to the proposed purchase of the shares of Common Stock of MEEMIC Holdings. Such reports can be inspected at, and obtained from, the Securities and Exchange Commission's site on the Internet at http://www.sec.gov. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

        The cross reference sheet previously furnished in this Schedule 13E-3, as amended, was supplied pursuant to the General Instructions to Schedule 13E-3 and shows the location in the Proxy Statement which was previously filed with the Securities and Exchange Commission on October 16, 2002. The purpose of this Amendment is to supplement the cross references previously made by adding cross references to relevant sections of the Supplement containing information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Proxy Statement, including all Appendices thereto, and the Offer to Purchase, as amended, and the Annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the Offer to Purchase and the Appendices and Annexes thereto. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Proxy Statement and the Offer to Purchase. To the extent information in the Offer to Purchase and the Proxy Statement is contradictory or inconsistent, the information in the Offer to Purchase shall control.

        The following cross references are added:

ITEM 1.    SUMMARY TERM SHEET.

REGULATION M-A ITEM 1001
The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION

REGULATION M-A ITEM 1002
(b)	SECURITIES. The information set forth in the Supplement under "Introduction" is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

REGULATION M-A ITEM 1004(a) and (c) through (f)
(a)	MATERIAL TERMS
(a)(1)	TENDER OFFERS.
(a)(1)(i)	SECURITIES. The information set forth in the Supplement under "Introduction" and Section 1 ("Terms of the Offer; Expiration Date") is incorporated herein by reference.
(a)(1)(ii)	CONSIDERATION. The information set forth in the Supplement under "Introduction" and Section 1 ("Terms of the Offer; Expiration Date") is incorporated herein by reference.
(a)(1)(iii)	SCHEDULED EXPIRATION DATE. The information set forth in the Supplement under "Introduction" and Section 1 ("Terms of the Offer; Expiration Date") is incorporated herein by reference.
(a)(1)(v)	EXTENSION OF OFFER. The information set forth in the Supplement under Section 1 ("Terms of the Offer; Expiration Date") is incorporated herein by reference.
(a)(1)(vi)	WITHDRAWAL RIGHTS. The information set forth in the Supplement under Section 4 ("Withdrawal Rights") is incorporated herein by reference.
(a)(1)(vii)	PROCEDURES. The information set forth in the Supplement under Section 3 ("Procedures for Tendering Shares") and Section 4 ("Withdrawal Rights") is incorporated herein by reference.
(a)(1)(viii)	ACCEPTANCE. The information set forth in the Supplement under Section 2 ("Acceptance for Payment and Payment for Shares") is incorporated herein by reference.
(a)(1)(x)	MATERIAL DIFFERENCES. The information set forth in the Supplement under "Summary Term Sheet" and Section 17 ("Certain Effects of the Offer and Merger") is incorporated herein by reference.

(a)(1)(xi)	ACCOUNTING TREATMENT. The information set forth in the Supplement under Section 17 ("Certain Effects of the Offer and Merger") is incorporated herein by reference.
(a)(2)	MERGERS OR SIMILAR TRANSACTIONS.
(a)(2)(i)	TRANSACTION DESCRIPTION. The information set forth in the Supplement under "Summary Term Sheet" is incorporated herein by reference.
(a)(2)(ii)	CONSIDERATION. The information set forth in the Supplement under "Summary Term Sheet" is incorporated herein by reference.
(a)(2)(iii)
REASONS FOR TRANSACTION. The information set forth in the Supplement under "Summary Term Sheet," Section 12 ("Purposes of the Offer") and Section 13 ("Recommendation of the Exploratory Committee and Board of Directors of MEEMIC Holdings; Fairness of the Merger Agreement") is incorporated herein by reference.
(a)(2)(v)
DIFFERENCES IN THE RIGHTS OF SECURITY HOLDERS. The information set forth in the Supplement under "Summary Term Sheet" and Section 17 ("Certain Effects of the Offer and Merger") is incorporated herein by reference.
(a)(2)(vi)	ACCOUNTING TREATMENT. The information set forth in the Supplement under Section 17 ("Certain Effects of the Offer and Merger") is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

REGULATION M-A ITEM 1006(b) and (c)(1) through (8)
(b)	USE OF SECURITIES ACQUIRED. The information set forth in the Supplement under Section 12 ("Purposes of the Offer") is incorporated herein by reference.
(c)	PLANS. The information set forth in the Supplement under Section 12 ("Purposes of the Offer") and Section 17 ("Certain Effects of the Offer and Merger") is incorporated herein by reference.

ITEM 13.    FINANCIAL STATEMENTS.

REGULATION M-A ITEM 1010(a) through (b)
(a)	FINANCIAL INFORMATION. The information set forth in the Supplement under Section 25 ("Incorporation of Certain Documents by Reference") is incorporated herein by reference.

ITEM 14.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

REGULATION M-A ITEM 1009
(a)	SOLICITATIONS OR RECOMMENDATIONS. The information set forth in the Supplement under Section 14 ("Opinion of the Financial Advisor to the Exploratory Committee") is incorporated herein by reference.

ITEM 15.    ADDITIONAL INFORMATION.

REGULATION M-A ITEM 1011(b)
(b)	OTHER MATERIAL INFORMATION. The entirety of the Offer to Purchase and Supplement is incorporated herein by reference.

ITEM 16.    EXHIBITS.

REGULATION M-A ITEM 1016(a) through (d), (f) and (g)
The exhibit index is amended and restated as follows:
(a)(1)	Letter to Shareholders (included in the Proxy Statement, which is filed herewith as Exhibit (a)(3)).
(a)(2)	Notice of 2002 Annual Meeting of Shareholders (included in the Proxy Statement, which is filed herewith as Exhibit (a)(3)).
(a)(3)	Proxy Statement, including all appendices thereto, as previously filed with the Securities and Exchange Commission on October 16, 2002, is incorporated herein by reference.
(a)(4)
Offer to Purchase, dated December 23, 2002, including all annexes thereto, filed with the Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(A) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(a)(5)
Letter of Transmittal, dated December 23, 2002, filed with the Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(B) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(a)(6)
Notice of Guaranteed Delivery, filed with the Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(C) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(a)(7)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees, filed with the Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(D) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(a)(8)
Form of Letter to be used by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to their clients, filed with the Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(E) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(a)(9)
Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, filed with the Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(F) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(a)(10)
Press release issued by MEEMIC Holdings, Inc., dated December 23, 2002, announcing the commencement of the Offer, filed with the Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(G) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.

(a)(11)
Shareholder Letter, dated December 23, 2002, filed with the Securities and Exchange Commission on December 23, 2002 as Exhibit (a)(1)(H) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(a)(12)
Supplement to Offer to Purchase, dated January 9, 2003, filed with the Securities and Exchange Commission on January 9, 2003 as Exhibit (a)(1)(I) to the Schedule TO filed by MEEMIC Holdings, Inc. and incorporated herein by reference.
(c)(1)	Opinion of Raymond James & Associates, Inc. (included as Appendix B to Proxy Statement which is filed herewith as Exhibit (a)(3)).
(c)(2)
Materials prepared by Raymond James & Associates, Inc. presented to the Board of Directors of MEEMIC Holdings on March 15, 2002, as previously filed with the Securities and Exchange Commission on July 30, 2002.
(c)(3)
Materials prepared by Raymond James & Associates, Inc. presented to the Board of Directors of MEEMIC Holdings on June 12, 2002, as previously filed with the Securities and Exchange Commission on July 30, 2002.
(c)(4)	Materials prepared by Value Incorporated dated June 6, 2002 as previously filed with the Securities and Exchange Commission on July 30, 2002.
(d)(1)	The Merger Agreement as amended (included as Appendix A to Proxy Statement which is filed herewith as Exhibit (a)(3)).
(f)	None
(g)	None

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, each of the undersigned does certify that the information set forth in this statement is true, complete and correct.

Dated January 9, 2003

MEEMIC HOLDINGS, INC.
By:	/s/ LYNN M. KALINOWSKI Lynn M. Kalinowski President
PRONATIONAL INSURANCE COMPANY
By:	/s/ VICTOR T. ADAMO Victor T. Adamo Chief Executive Officer
MEEMIC MERGER CORP.
By:	/s/ VICTOR T. ADAMO Victor T. Adamo Incorporator
PROASSURANCE CORPORATION
By:	/s/ VICTOR T. ADAMO Victor T. Adamo President
PROFESSIONALS GROUP, INC.
By:	/s/ VICTOR T. ADAMO Victor T. Adamo Chief Executive Officer
/s/ A. DERRILL CROWE A. Derrill Crowe

QuickLinks

SECTION 13E—3 TRANSACTION STATEMENT AMENDMENT NO. 4 INTRODUCTION
  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 13. FINANCIAL STATEMENTS.
  ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 15. ADDITIONAL INFORMATION.
  ITEM 16. EXHIBITS.
SIGNATURES